SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com May 15, 2020

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Mr. Larry Spirgel

Mr. Jeff Kauten

Mr. Robert Littlepage

Mr. Joseph Cascarano

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dada Nexus Limited (CIK No. 0001793862)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on May 6, 2020

Dear Mr. Spirgel, Mr. Kauten, Mr. Littlepage and Mr. Cascarano:

On behalf of our client, Dada Nexus Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 12, 2020 on the Company’s amendment No. 4 to draft registration statement on Form F-1 submitted on May 6, 2020 (the “Draft Registration Statement”).

Securities and Exchange Commission

May 15, 2020

The Company publicly filed its registration statement on Form F-1 via EDGAR on May 12, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment No. 1 to Registration Statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission.

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Risk Factors

Risks Related to Doing Business in China, page 42

1.

We note your risk factor discussion of limitations on the ability of the PCAOB to conduct investigations of your auditor. Please include another risk factor that highlights recent developments (e.g. Article 177 of PRC Securities Law effective March 2020) possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within the PRC.

In response to the Staff’s comment, the Company has added a risk factor on pages 44 and 45 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Change in Independent Auditor, page 103

2.	Please amend your filing to include a dated exhibit 16.1 letter from PricewaterhouseCoopers Zhong Tian LLP that refers to disclosure herein.

The Company respectfully submits that it included the letter from PricewaterhouseCoopers Zhong Tian LLP dated May 12, 2020 as exhibit 16.1 to the Registration Statement publicly filed on the same day.

Securities and Exchange Commission

May 15, 2020

Internal Control Over Financial Reporting, page 103

3.

We note that you continue to implement a plan to remediate the material weakness that you identified in your internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan. Also, if the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

In response to the Staff’s comment, the Company has updated the referenced disclosure on page 104 of the Revised Registration Statement.

Description of American Depositary Shares

Governing Law, page 190

4.

You state that the deposit agreement includes an exclusive jurisdiction provision as well as the right of the depositary to refer any claims brought for arbitration. Please further disclose here and in your risk factors how the exclusive jurisdiction provision and the arbitration provision impacts ADS holders, whether these provisions apply to actions arising under the Securities Act or Exchange Act and address any question as to the enforceability of the arbitration provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has updated the referenced disclosure on pages 60, 61 and 194 of the Revised Registration Statement.

The Staff’s comment on the depositary agreement is duly noted and the Company will include the required provision thereunder and file the depositary agreement in due course.

General

5.

We note your presentation of total value of goods delivered (GMV) for JDDJ in your graphic. In order to provide proper balance to the presentation, please include disclosure of your continuing net losses.

In response to the Staff’s comment, the Company has removed the presentation of GMV for JDDJ on the cover graphic of the Revised Registration Statement.

* * *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Hui Feng, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Philip Jiaqi Kuai, Chairman of the Board of Directors and Chief Executive Officer, Dada Nexus Limited

Beck Zhaoming Chen, Chief Financial Officer, Dada Nexus Limited

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP